                                                                   Exhibit 18.1


May 7, 1999

Board of Directors
Werner Holding Co. (PA), Inc.
Greenville, Pennsylvania 16125

Dear Sirs:

Note B of Notes to the Consolidated Financial Statements of Werner Holding Co. (PA), Inc. (the "Company") included in its Form 10-Q for the quarter ended March 31, 1999 describes a change in the method of accounting for depreciation of property, plant and equipment. Effective January 1, 1999, the Company adopted the straight-line method of depreciation for all buildings and equipment placed in service on or after that date. Buildings and equipment placed in service prior to January 1, 1999 are depreciated principally using an accelerated method. You have advised us that you believe that this change is to a preferable method in your circumstances because the change more appropriately reflects the Company's financial results by better allocating costs of new property over the useful lives of these assets. In addition, the new method more closely conforms with that prevalent in the industry.

There are no authoritative criteria for determining a preferable depreciation method based on the particular circumstances; however, we conclude that the change in the method of accounting for depreciating property, plant and equipment is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to December 31, 1998, and therefore we do not express any opinion on any financial statements of Werner Holding Co. (PA), Inc. subsequent to that date.



                                                  Very truly yours,

                                                  /s/ Ernst & Young LLP


Cleveland, Ohio